650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

February 9, 2017

Via EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Russell Mancuso, Branch Chief, Office of Electronics and Machinery
Heather Percival

Re:	Capnia, Inc.
Amendment No. 1 to Preliminary Proxy on Schedule 14A
Filed January 31, 2017
File No. 001-36593

Dear Mr. Mancuso:

On behalf of Capnia, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 8, 2017 and relating to the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (File No. 001-36593) filed with the Commission on January 31, 2017 (the “Amended Proxy Statement”). The Company has also revised the Amended Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter a revised Preliminary Proxy Statement (the “Revised Proxy Statement”) which reflects these revisions and updates and clarifies certain other information.

In this letter, we have recited the comments from the Staff in bold italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Amended Proxy Statement. Except as otherwise specifically indicated, page references herein correspond to the page of the Amended Proxy Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

1.	Change-of-control provisions in Essentialis’s agreements…, page 21. We note your response to prior comment 2. Please tell us whether the promissory notes mentioned in the fifth sentence are the only agreements generating this risk factor. Also, revise your disclosure to clarify (1) the number of your shares to be issued as a result of the Essentialis Series B preferred resulting from the proposed note amendment and (2) the dollar amount of cash required if the renegotiation were unsuccessful.

AUSTIN      BEIJING      BRUSSELS      HONG  KONG      LOS ANGELES      NEW YORK      PALO ALTO      SAN DIEGO

SAN FRANCISCO      SEATTLE      SHANGHAI       WASHINGTON, DC      WILMINGTON, DE

U.S. Securities and Exchange Commission

February 9, 2017

RESPONSE TO COMMENT 1: The Company acknowledges the Staff’s comment and confirms that the promissory notes are the only agreements generating the risk factor referenced on page 21 of the Amended Proxy Statement. Effective January 31, 2017, the promissory notes referenced in this risk factor were amended to provide that such notes will be automatically converted into shares of Series B preferred stock of Essentialis as of immediately prior to the effective time of a change of control transaction, such as the merger. Consistent with the revised disclosure on page 49 of the Revised Proxy Statement, the shares of Series B preferred stock of Essentialis issued on conversion of these notes will be cancelled and exchanged for shares of Capnia common stock in accordance with the merger agreement. In light of the amended terms of the notes, the Company has determined that the risk factor on page 21 of the Amended Proxy Statement is no longer applicable and has removed the risk factor from the Revised Proxy Statement. The Company has also made corresponding revisions to page 49 of the Revised Proxy Statement to clarify that all convertible promissory notes of Essentialis will automatically convert into shares of preferred stock of Essentials immediately prior to the effective time of the merger in accordance with their terms.

2.	Security Ownership of Certain Beneficial Owners and Management of the Combined Company, page 108. We note your response to prior comment 1. Please tell us the number of shares to be issued to Vivo Ventures as merger consideration, and separately tell us the number of shares included in the Vivo Ventures beneficial ownership disclosure on this page as a result of the “concurrent financing.” Given that it is unclear from this table the number of shares to be issued in the merger to shareholders in this table, it is unclear on what facts you rely to issue shares in the merger without registration under the Securities Act. Please provide us your analysis demonstrating the availability of an applicable exemption from registration of the issuance of shares as merger consideration.

RESPONSE TO COMMENT 2: The Company acknowledges the Staff’s comment. Under our analysis, no registration of the shares of Capnia Common Stock being issued as merger consideration is required because the offer and issuance is exempt from registration pursuant to Section 4(2) of the Securities Act, as transactions not involving a public offering. Essentialis only has 21 security holders, all of whom are sophisticated and/or accredited. Even if the shares of Capnia Common Stock issued as merger consideration are integrated with the shares of Capnia Common Stock being issued in the concurrent financing, the maximum number of accredited and/or sophisticated investors will be 26. For both the merger shares and the concurrent financing, no general solicitation was made by either Capnia or any person acting on our behalf; the securities to be sold will be subject to transfer restrictions; each purchaser had access to Capnia’s public filings and could ask questions of management; and the certificates for the shares will contain an appropriate legend stating such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom. We have revised pages 108-111 of the Amended Proxy Statement to show the resulting share ownership in the combined company following the merger, with footnotes indicating the number of shares of Capnia Common Stock being issued as merger consideration and the number of shares of Capnia Common Stock being issued in the concurrent financing. We have also revised pages 4 and 44 of the Amended

U.S. Securities and Exchange Commission

February 9, 2017

Proxy Statement to show the number of shares of Capnia Common Stock to be issued to funds affiliated with Vivo Ventures as merger consideration, and separately the number of shares of Capnia Common Stock included in the Vivo Ventures beneficial ownership disclosure as a result of the “concurrent financing.”

Please direct any questions regarding the Company’s responses or the Revised Proxy Statement to me at (650) 996-4063 or esatusky@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Elton Satusky

Elton Satusky

cc:	David O’Toole, CFO Capnia, Inc.